Exhibit 1.01

Kirby Corporation
Conflict Minerals Report
For the Calendar Year Ended December 31, 2015

1.	Company and Product Overview

This report has been prepared by the management of Kirby Corporation, a Nevada corporation (herein referred to as “Kirby,” the “Company,” “we,” “us,” or “our”), pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Through the Company’s diesel engine services segment, the Company provides after-market services for medium-speed and high-speed diesel engines, reduction gears and ancillary products for marine and power generation applications, distributes and services high-speed diesel engines, transmissions and pumps, and manufactures and remanufactures oilfield service equipment, including pressure pumping units, for the land-based oilfield service and oil and gas operator and producer markets.

Conflict Minerals Policy

We have adopted a conflict minerals policy, which has been communicated internally to relevant personnel and to suppliers as described below.  The policy is available at http://kirbycorp.com/investor-relations/corporate-governance/.  The information on our web site does not constitute part of this Conflict Minerals Report.

Supply Chain and Reasonable Country of Origin Inquiry

The products that we manufacture are complex, typically containing numerous products from many suppliers.  We have relationships with a significant number of suppliers throughout the world and there are generally multiple tiers between the tin, tungsten, tantalum and/or gold (“3TG”) mines and our direct suppliers.  As a result, we must rely on our direct suppliers to work with upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the products we purchase from our direct suppliers.  We conducted a reasonable country of origin inquiry to determine which products supplied to us contain 3TG and whether the 3TG originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

Because of the complexity and size of our supply chain, it was not practicable to conduct a survey of all of our suppliers. For 2015, 334 of our suppliers were identified by Kirby’s relevant business units as potentially supplying products that contain 3TG.  Our internal conflict minerals team was able to eliminate 87 suppliers based on the team’s assessment that either (i) the necessary conflict minerals, if any, contained in the products supplied were outside of the supply chain prior to January 31, 2013, (ii) the products supplied did not contain 3TG, or (iii) the products supplied were not contained in products manufactured by the Company or its subsidiaries (or contracted by the Company or its subsidiaries to be manufactured).  The remaining suppliers were sent (i) the Electronic Industry Citizenship Coalition (EICC)–Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (each, a “CMRT”) to request specified information regarding the inclusion of conflict minerals in the products supplied to the Company or its subsidiaries and the country of origin thereof, and (ii) a copy of the Company’s current conflict minerals policy.  Each CMRT was evaluated for consistency, completeness, and accuracy and, in certain circumstances, further inquiries were made to clarify or improve the quality of the responses.  Moreover, suppliers providing no response or an inadequate response were subject to additional written or oral requests for information.  Information available from other sources (public and private) regarding the use and country of origin of conflict minerals in such suppliers’ products was also obtained and reviewed.

Based on responses received, we determined that 3TG present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. Therefore, in accordance with Rule 13p-1 under the Exchange Act, we proceeded to engage in due diligence regarding the sources and chain of custody of 3TG.

Efforts to Determine Mine or Location of Origin

We do not have direct relationships with 3TG smelters or refiners. We have determined that requesting our suppliers to complete the CMRT represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain.

Facilities Used to Process 3TG in Products and Country of Origin of 3TG

The suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not specify whether the actual products supplied to Kirby contained 3TG from the Covered Countries.  Therefore, it is not possible for us to determine with certainty the specific facilities used to process 3TG used in our products.

2.	Design of Due Diligence

Our due diligence process applied to conflict minerals included in our products which our reasonable country of origin inquiry identifies may have originated in the Covered Countries follows, in all material respects, the applicable framework presented by the Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for 3TG (the “OECD Guidance”), taking into account the particular facts and circumstances of the Company, its products and its place in the supply chain.  The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements: (i) establish strong company management systems; (ii) identify and assess risk in the supply chain; (iii) design and implement a strategy to respond to identified risks; (iv) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and (v) report on supply chain due diligence.

3.	Due Diligence Process Undertaken

a.	Management Systems

As described above, the Company has adopted a conflict minerals policy, which is posted on our website.

Internal Team

We have established a conflict minerals team to support supply chain due diligence related to 3TG. Our conflict minerals team includes internal resources (including supply chain personnel and legal support) and external resources. The team is responsible for implementing our conflict minerals compliance strategy.

Control Systems

Controls include, but are not limited to, our Business Ethics Guidelines, which outline expected behaviors for all Kirby employees.   As outlined in the OECD Guidance, the internationally recognized standard on which our Company’s system is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities.  That industry initiative is the EICC and GeSI’s Conflict-Free Sourcing Initiative.

Maintain Records

Kirby maintains a records retention policy to ensure that relevant materials are preserved for appropriate periods.

b.	Identify and Assess Risks in the Supply Chain

We consider all components and materials that contain conflict minerals in our supply chain to be a potential risk as we are downstream from the origin of any conflict minerals. Accordingly, all inputs to our products that we know or believe may contain conflict minerals are subject to our reasonable country of origin inquiry process described above and, where applicable, subsequent due diligence.

c.	Design and Implement a Strategy to Respond to Risks

•	Senior management is briefed about our due diligence efforts as appropriate.

•	We have implemented a risk management plan that outlines the Company responses to identified risks.

•	We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

d.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and, therefore, do not perform or direct audits of these entities.

e.	Report on Supply Chain Due Diligence

We have filed a Form SD and this Conflict Minerals Report for 2015 with the Securities and Exchange Commission, and each is made available on our web site.

4.	Results of Due Diligence Process

The suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not specify whether the actual products supplied to Kirby contained 3TG from the Covered Countries.  Therefore, it is not possible for us to determine with certainty the specific facilities used to process the 3TG used in our products.

5.	Steps to be Taken to Mitigate Risk

We intend to continue to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Engage any suppliers if found to be providing us with products containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG.

An independent private sector audit of this report was not required for this reporting period.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report which are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties which could affect the company’s actual results and could cause its actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the company. Further information regarding the important factors that could cause actual results to differ from projected results can be found in the Company’s reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2015.  We do not undertake any obligation to revise these forward-looking statements to reflect future events.